Filed by Blockfusion USA, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Blockfusion Digital Infrastructure, Inc.

Commission File No.: 333-291994

Date: September 16, 2026

As previously disclosed, on November 19, 2025, Blue Acquisition Corp., a Cayman Islands exempted company (“Blue”), entered into a Business Combination Agreement (as amended by the First Amendment to the Business Combination Agreement, dated as of March 19, 2026, the Second Amendment to the Business Combination Agreement, dated as of May 6, 2026, the Third Amendment to the Business Combination Agreement, dated as of June 30, 2026, the Fourth Amendment to the Business Combination Agreement, dated as of July 31, 2026, and the Fifth Amendment to the Business Combination Agreement, dated as of September 2, 2026, and as may be further amended, supplemented, modified and/or restated from time to time, the “Business Combination Agreement”) with Blockfusion Digital Infrastructure, Inc., a Delaware corporation (f/k/a Blockfusion Data Centers, Inc.) (“Pubco”), Atlas I Merger Sub, a Cayman Islands exempted company (“SPAC Merger Sub”), Atlas Merger Sub, Inc., a Delaware corporation (“Company Merger Sub”), and Blockfusion USA, Inc., a Delaware corporation, (“Blockfusion”). Blockfusion issued the following press release.

BLOCKFUSION SIGNS 15-YEAR ANCHOR LEASE WITH COREWEAVE AT NIAGARA FALLS AI CAMPUS

NEW YORK, Sept. 16, 2026 (GLOBE NEWSWIRE) -- Blockfusion USA, Inc. (“Blockfusion” or the “Company”), a developer and operator of high-performance computing and AI infrastructure, today announced that its wholly owned subsidiary, North East Data, LLC, has entered into a definitive anchor lease (the “Lease”) with CoreWeave, Inc. (“CoreWeave”) (Nasdaq: CRWV), The Essential Cloud for AI™, for capacity at Blockfusion’s Niagara Falls, New York campus, together with a companion expansion agreement (the “Expansion Agreement”). The Lease and the Expansion Agreement convert the non-binding letter of intent announced on June 30, 2026, into definitive agreements.

The Lease has a 15-year initial term with two five-year renewal options.

Blockfusion has transformed a decommissioned power plant into a low-carbon data center powered predominantly by hydroelectric power, and is now adapting the campus for high-density, liquid-cooled AI infrastructure. The site benefits from an existing grid interconnection, clean energy and redundant fiber infrastructure.

“This agreement is a defining milestone for Blockfusion, and strong validation of our Niagara Falls campus,” said Alex Martini-Lo Manto, Chief Executive Officer of Blockfusion. “We are transforming a former industrial site into infrastructure for the next generation of computing and what we believe can become a long-term technology and economic anchor for the region.”

“The conversation about data centers is ultimately about ensuring technology investment translates into real benefits for local communities,” said Robert Restaino, Mayor of the City of Niagara Falls. “Blockfusion’s commitment to Niagara Falls creates opportunities for residents, businesses and future generations. We are encouraged by investments that help strengthen our local economy and position Niagara Falls for long term growth.”

The agreements also mark an important step in Blockfusion’s proposed business combination (the “Business Combination”) with Blue Acquisition Corp. (“Blue”) (Nasdaq: BACC). Subject to closing conditions, the Business Combination is expected to result in Blockfusion Digital Infrastructure, Inc. (“Pubco”) becoming a publicly traded company listed on the Nasdaq Stock Market under the ticker symbol “BDI”. Additional information regarding the Lease, the Expansion Agreement and related arrangements will be included in an amendment to the registration statement on Form S-4 (as amended, the “Registration Statement”) to be filed by Pubco and Blockfusion with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination.

About Blockfusion

Blockfusion is a developer and operator of predominantly zero-carbon high-performance computing (HPC) and AI infrastructure, delivering scalable, energy-efficient compute capacity to enterprises, government and technology customers. Its flagship campus in Niagara Falls, New York, sources power from low-cost hydroelectric and nuclear generation in NYISO Zone A and benefits from a large-scale grid interconnection. To learn more, visit blockfusion.com, or obtain free copies of documents containing information about Blockfusion at www.sec.gov or by directing a request to Blockfusion at 447 Broadway, 2nd Floor, #538, New York, NY 10013.

Advisors

Howard Berry and Chris Pedersen of Avison Young’s National Data Center Solutions team represented Blockfusion in negotiating the lease transaction. Jones Day served as lead outside counsel to Blockfusion on the Lease related matters. Winston Taylor LLP is serving as legal advisor to Blockfusion. Phillips Lytle LLP is serving as lease, construction, environmental and New York regulatory counsel. The JBernstein Group, LLC is serving as the investor relations advisor on the transaction.

Important Information About the Proposed Business Combination and Where to Find It

Consummation of the proposed business combination transaction that is the subject of the Business Combination Agreement entered into by Blue and Blockfusion in November 2025, as amended, and as may be further amended, amended and restated or supplemented from time to time, remains subject to closing conditions customary for similar transactions, including satisfaction of minimum cash requirements at closing, approval by Blue’s and Blockfusion’s shareholders and the satisfaction of applicable regulatory and exchange listing requirements. Additional information about the proposed transaction can be found in Blue’s public filings and the Registration Statement filed by Pubco and Blockfusion with the SEC in connection with the proposed Business Combination, copies of which can be obtained free of charge from the SEC’s website at www.sec.gov.

The Registration Statement includes a preliminary proxy statement of Blue and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination to be effected subject to and in accordance with the terms of the Business Combination Agreement. After the Registration Statement is declared effective, the definitive proxy statement and other relevant documents will be mailed to shareholders of Blue as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Blue and/or Pubco will also file other documents regarding the Business Combination with the SEC. This communication does not contain all of the information that should be considered concerning the Business Combination and other matters and is not intended to form the basis of any investment decision or any other decision in respect of such matters. Blockfusion, Blue and Pubco may also file other documents with the SEC regarding the Business Combination. Upon closing, Pubco is expected to be a publicly traded, pure-play HPC and AI infrastructure platform.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF BLUE AND OTHER INTERESTED PARTIES ARE URGED TO READ, CAREFULLY AND IN THEIR ENTIRETY, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH BLUE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT BLUE, BLOCKFUSION, PUBCO AND THE BUSINESS COMBINATION.

Past performance by Blockfusion’s or Blue’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Blockfusion’s or Blue’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Blockfusion, Blue or Pubco will, or are likely to, generate going forward.

Investors and security holders will be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Blue and Pubco, without charge, once available, on the SEC’s website at www.sec.gov, or upon written request to: Blue Acquisition Corp., 1601 Anita Lane, Newport Beach, CA 92660; or to Blockfusion USA, Inc. at 447 Broadway, 2nd Floor, #538, New York, NY 10013, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Blue, Blockfusion, Pubco and their respective directors, executive officers, certain equity holders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Blue’s shareholders in connection with the Business Combination. A list of the names of such persons, and information regarding their interests in the Business Combination and their ownership of Blue’s securities are, or will be, contained in Blue’s filings with the SEC, including the final prospectus for Blue’s initial public offering filed with the SEC on June 12, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Blue’s shareholders in connection with the Business Combination, including the names and interests of Blockfusion’s and Pubco’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus when available. Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements regarding the Business Combination and associated potential financing and Company commercial transactions, including expectations, hopes, beliefs, intentions, strategies, plans, prospects, estimates and projected financial and operating results; the anticipated benefits and timing of consummation, if any, of the proposed Business Combination; performance by the parties to the Lease and the capacity, term, timing of delivery and economics thereof; the Expansion Agreement and the conditions to, and availability of, expansion capacity thereunder; estimated contracted Lease revenue; the availability and allocation of additional power and the receipt of necessary permits and approvals related to the Niagara Falls campus and the Company’s expansion and build-out plans; the negotiation and execution of definitive agreements relating to the Company’s anticipated debt and equity financings, and the funding and closing of such transactions; the Company’s prospective post-closing capital expenditures and associated financing plans and activities; the Company’s land acquisition initiatives; expected development capacity, including MW development targets; the anticipated receipt by the Company of sufficient capital to fund the Company’s development plans, subject to identification of additional financing sources, and the terms of any such financing transactions; the assets that may be held by Blockfusion and Pubco after the closing and estimated value thereof; Pubco’s listing on any securities exchange at and following the closing; the satisfaction of closing conditions to the Business Combination and the level of redemptions of Blue’s public shareholders in connection with the closing; and the transaction parties’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “pathway,” “potential,” “plan,” “may,” “should,” “target,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean a statement is not forward-looking.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all; the fact that anticipated proceeds to Pubco and Blockfusion from the Business Combination and associated potential financing transactions may be different from current expectations; the risk that actual future revenue derived from the Lease may differ from Company management’s current expectations relative to timelines, aggregate or incremental amounts, lease extensions, IT load expansions and otherwise; the risk that CoreWeave does not perform its obligations under the Lease, that conditions to capacity delivery are not satisfied, or that the Lease is amended or terminated; the risk that the Company does not deliver contemplated capacity on the anticipated timeline or at all, and the consequences under the Lease of any such failure, including termination rights and service level remedies; the risk that some or all of the currently contemplated financing transactions may not be consummated in a timely manner or at all, and, if completed, may be on terms different from the terms reflected in non-binding term sheets and that remain subject to entry into definitive documentation; the risk that the conditions to CoreWeave’s obligation to lease the expansion capacity contemplated under the Expansion Agreement, including the procurement of firm power commitments and CoreWeave’s approval of the power infrastructure plan, may not be satisfied, that CoreWeave may withhold such approval, that no lease for such capacity may be executed and no take-or-pay obligation may arise, and that the commitment period under the Expansion Agreement may expire with capacity unleased; the risk that CoreWeave does not elect to lease any portion of any additional expansion capacity, as to which it has no obligation; the risk that the Company’s anticipated expansion plans may not be achieved within the anticipated timelines or at all; the risk that the Company will not be able to secure the quantum of supplemental financing required to fulfill its business plans and the requirements of anchor and other lease tenants, or that, if such funding is available, it will not be on terms acceptable to Blockfusion; the dilutive effect of any equity or equity-linked securities the Company or Pubco may issue; the risk that changes in New York State energy and environmental policy, including Executive Order 62 and any successor or related measures affecting permitting for data centers, may impact the achievement of MW capacity targets or the timing or cost of the Company’s development plans; the risk that energy infrastructure regulations, interconnection processes or utility tariffs and charges may impact the achievement of MW capacity targets or the Company’s cost of power; the competitive landscape for AI and HPC infrastructure and technological developments; risks related to the Company’s ability to obtain required permits, approvals and interconnection on the anticipated timeline; construction, development, supply-chain and cost risks; risks associated with the acquisition, environmental condition and remediation of land the Company may acquire; failure of the parties to satisfy the closing conditions to the Business Combination (including the approval of Blue’s shareholders); the level of redemptions of Blue’s public shareholders; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after the closing of the Business Combination; and changes in business, market, financial, political and regulatory conditions or the availability and pricing of power, among other risks.

The foregoing list of risk factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” sections of Blue’s IPO Prospectus, Blue’s quarterly and annual public filings, the Registration Statement, including the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by Blue, Blockfusion and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from statements contained in this and other communications by Blue and Blockfusion. There may be additional risks that neither Blue nor Blockfusion presently know or that Blue or Blockfusion currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Due to the inherent risks and uncertainties associated with forward-looking statements, readers are cautioned not to put undue reliance on forward-looking statements, and none of Blue, Blockfusion or Pubco assumes any obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Blue, Blockfusion or Pubco gives any assurance that any of Blue, Blockfusion or Pubco will achieve results consistent with management’s current expectations and beliefs. The inclusion of any statement in this communication does not constitute an admission by Blue, Blockfusion, Pubco or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This press release and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Blue, Blockfusion or Pubco, or any commodity or instrument or related derivative of Blue or Pubco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Contacts

Investor Relations and Media:

Jeff Bernstein

The JBernstein Group

jeffrey@jbgcapadvisory.com

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